LiveWire Group, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208
May 31, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:		Eiko Yaoita Pyles Claire Erlanger

	Re:	LiveWire Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed February 23, 2024 File No. 001-41511
To the addressee set forth above:
LiveWire Group, Inc., (the “Company,” “we,” “us” and “our”) submits this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated May 19, 2024, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed on February 23, 2024 (the “Annual Report”). For your convenience, we have set forth the Staff’s comment in bold and italics and the Company’s response below.
Form 10-K for the Fiscal Year Ended December 31, 2023
Exhibits 31.1 and 31.2

1.	We note that your Section 302 Certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. In light of the fact that the transition period that allows for these omissions has ended, this disclosure is required in the Form 10-K for the year ended December 31, 2023. Please file an amendment to include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Your Form 10-Q for the quarter ended March 31, 2024 should be similarly amended.
The Company acknowledges the Staff’s comment and has filed Amendment No. 1 to the Annual Report and Amendment No.1 to the Quarterly Report for the quarterly period ended March 31, 2024 to include in the certifications provided in Exhibits 31.1 and 31.2 to such filings paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting.
If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at (281) 687-4341.
Thank you for your assistance in this matter.

Very truly yours,

LIVEWIRE GROUP, INC.

By:	/s/ Tralisa Maraj
Tralisa Maraj
Chief Financial Officer

cc:	Latham & Watkins LLP
Ryan Maierson

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